UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-42016

Neo-Concept International Group Holdings Ltd

(Registrant’s Name)

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change in Independent Registered Public Accounting Firm

On October 16, 2026, the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of Neo-Concept International Group Holdings Ltd (the “Company”) approved the dismissal of WWC, P.C. (“WWC”) as the Company’s independent registered public accounting firm, and the Board approved such dismissal, in each case effective October 16, 2026.

The audit reports of WWC on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2024 and 2025 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2024 and 2025, there were (i) no disagreements (as described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of WWC, would have caused WWC to make reference to the subject matter thereof in its audit reports, and (ii) no reportable events (as described in Item 16F(a)(1)(v) of Form 20-F).

The Company has provided WWC with a copy of the foregoing disclosures and has requested that WWC furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the statements made by the Company set forth above. A copy of WWC’s letter, dated October 16, 2026, is filed as Exhibit 16.1 to this Report on Form 6-K.

On October 16, 2026, the Audit Committee approved the appointment of Privatco CPA Limited (“PRIVATCO”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026, and the Board approved such appointment, in each case effective October 16, 2026.

During the fiscal years ended December 31, 2024 and 2025, neither the Company nor anyone acting on its behalf has consulted PRIVATCO with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that PRIVATCO concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement (as described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into the registration statements on Form F-3 (Registration No. 333-297635) and Form S-8 (Registration No. 333-296803) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits

The following exhibit is being filed herewith:

Exhibit No.	Description
16.1	Letter from WWC, P.C. to the U.S. Securities and Exchange Commission, dated October 16, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Ltd

Date: October 16, 2026

	By:	/s/ Jiang Pengfei
	Name:	Jiang Pengfei
	Title:	Chairman of the Board and Chief Executive Officer

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